Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C.

August 15, 2007

        Re:                   mPhase Technologies, Inc.
                                Amendment No. 3 to Form S-1
                                File No. 333-144527

Dear Mr. Spirgel:

In response to our telephone conversation of today, please find enclosed a recalculation of the number of shares of common stock we are reregistering from our Form S-1 that went effective on May 12, 2006. In the second sentence of paragraph 8 of my letter to you dated August 10, 2007, I incorrectly computed the number of shares that were reregistered. Such sentence should be deleted and reference to the enclosed detailed chart should clarify that the number of shares we are in fact reregistering does not exceed the number of shares originally registered on the May 12, 2006 Form S-1. I regret any confusion such sentence may have caused in the analysis of the secondary offering issue which I was attempting to address.

Please note that we, have reviewed in great detail, Items 402 and 404 of Regulation SK, as currently in effect. We have included, as additional disclosure under Executive Compensation, what we believe are the relevant tables that will fully comply with such new expanded disclosure requirements in such a way as to not confuse investors. Since mPhase has no pension plan whatsoever for anyone (either defined benefit or defined contribution plan) we have omitted those tables relating to disclosure about such plans and have clearly stated as part of our expanded disclosure that fact. In addition we omitted the table relating to Nonqualified Deferred Compensation since there is no deferred compensation arrangement whatsoever at mPhase for any employees or executives.

We sincerely hope we have successfully complied, in full, with all of your comments through Amendment No. 3 to our Form S-1. We would like to, upon your review and confirmation of such compliance to be able to File an Request for Acceleration of Effectiveness of our Form S-1 for August 15, 2007 at 3:45 P.M eastern time. Please give me a call on my cell phone at 203-536-6975 and advise me if this is possible. Thank you for your time and consideration.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.

Shares Issued

Per Equity Schedule	109,610,020
Additional After 6/30	8,939,484
Total New	118,549,504

Total Registered	185,914,911
REREGISTERED	67,365,407

OLD S1 had
Total Beneficial shares	362,694,192
Less Options	45,546,750
Less Warrants	153,282,607
SHARES REGISTERED	163,864,835

OPTIONS
OPTIONS REGISTERED per list	42,535,500
Issued New in FYE 6/07	8,855,000
REREGISTERED OPTIONS	33,680,500

WARRANTS
WARRANTS REGISTERED per list	33,010,306
Issued New in FYE 6/07	14,740,669
REREGISTERED Warrants	18,269,637